

Mail Stop 3030

February 23, 2010

Via U.S. Mail and Facsimile to (952) 996-1600

Curt Reynders
Chief Financial Officer
NVE Corporation
11409 Valley View Road
Eden Prairie, MN 55344

> **Re:** **NVE Corporation**
> **Form 10-K for the Fiscal-Year ended March 31, 2009**
> **Filed May 6, 2009**
> **Definitive Proxy Statement filed June 22, 2009**
> **File No. 000-12196**

Dear Mr. Reynders:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Note 2. Summary of Significant Accounting Policies, F-8

Revenue Recognition, F-9

Research and Development Contract Revenue Recognition, page F-10

1.   We note from your disclosure that your cost-plus-fixed-fee contracts are cost
        reimbursement contracts that also provide for payment to you of a negotiated fee that is
        fixed at the inception of the contract. Also, we note that these contracts normally require
        you to complete and deliver the specified end product within the estimated cost, if
        possible, as a condition for payment of the entire fixed fee. In this regard, please tell us
        when the fixed fee is recognized by you. Please provide us with a description of the
        method(s) used by you in recognizing the fixed fee and in accounting for the cost
        incurred and earned by you. Additionally, please tell us how the above methods for
        recognizing the fixed fee and the cost earned by you follow and support the nature and
        terms of your performance obligations per the cost-plus-fixed-fee contracts in order for
        these amounts to be considered earned. Furthermore, please provide us with the amount
        of revenue and cost recognized by you for these cost-plus-fixed-fee contracts for each
        period presented in your financial statements. Finally, please revise your disclosure in
        future filings to expand your revenue recognition policy for cost-plus-fixed-fee contracts
        to address the concerns in this comment.

Definitive Proxy Statement filed June 22, 2009

Compensation Discussion and Analysis, page 8

2.   We note from your disclosure in the fifth paragraph on page 8 of your definitive proxy
        statement that Dr. Baker's salary increased by approximately 11% in April 2009 "…in
        consideration of his performance…and to bring his salary closer to competitive levels."
        We also note your disclosure in the last sentence of that paragraph that you believe the
        salaries paid to Dr. Baker and Mr. Reynders "…are lower than comparable positions at
        public companies with comparable revenues or market capitalization…." In future
        filings, please clarify the extent to which compensation decisions are derived from a
        comparison to peer companies, or otherwise describe your methodologies for utilizing
        comparative information when implementing your compensation policies or making
        specific compensation awards. Your revised disclosure in future filings should identify
        the component companies and discuss how each element of compensation relates to the
        data you analyzed. To the extent that specific elements of compensation are tied to a
        benchmark, your future filings should discuss where actual payments and awards fell
        within this targeted range; furthermore, to the extent that actual compensation well
        outside of the range, please explain the reasons for the deviation. See Regulation S-K
        Item 402(b)(2)(xiv).

3.   While we note that you evaluated the performance of both Dr. Baker and Mr. Reynders as "outstanding," please note that your future filings should provide an enhanced discussion and analysis of how individual performance contributed to actual compensation for your named executive officers. In future filings, please disclose the elements of individual performance, both quantitative and qualitative, and *specific* contributions by named executive officers that you considered in determining actual payouts. See Regulation S-K Item 402(b)(2)(vii).

4.   We refer to your disclosure at the bottom of page 8 and the top of page 9 and note that you have not disclosed the predetermined performance criteria to be achieved in order for Dr. Baker and Mr. Reynders to earn their respective performance-based compensation. While we note that the compensation committee "does not set compensation targets," in future filings please discuss with greater specificity those performance objectives established for the year and explain how your incentive awards are specifically structured around such goals. Refer to Item 402(b)(2)(v). Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).

Summary Compensation Table, page 10

5.   We refer to your disclosure made pursuant to column (d) of the summary compensation table required by Regulation S-K Item 402(c)(1). In future filings, please provide disclosure that relates to any bonuses paid to your named executive officers. Such disclosure should describe why you chose to pay such bonus, how you determined the bonus amount to be paid, how the bonus payment related to your overall compensation objectives and affected decisions regarding other elements of compensation, and any items of corporate or individual performance taken into account.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Peggy Fisher at (202) 551-3805 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief